Exhibit 99.26

May 8, 2017

MOGO FINANCE TECHNOLOGY

Short Form Prospectus Offering of Convertible Senior Secured Debentures

TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of convertible senior secured debentures by Mogo Finance Technology Inc. (the “Company”). A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Offering:	Up to C$15,000,000 aggregate convertible senior secured debentures (the “Debentures”) at a price of $1,000 per Debenture, by way of short form prospectus (the “Offering”). The Debentures will be issued pursuant to a trust indenture (the “Indenture”) to be entered into by the Company and Computershare Trust Company of Canada.

Maturity Date:	Principal and any unpaid accrued interest on the Debentures will be due and payable 36 months from the date of the Closing (the “Maturity Date”).

Interest:	The Debentures will bear interest from and including the date of issue at a rate of 10% per annum (“Interest”), payable semi-annually, calculated off the outstanding principal amount.

Payments:	Principal and/or Interest is payable in cash or, at the Company’s option and subject to any required Toronto Stock Exchange (“TSX”) approval, and provided that no Event of Default (as defined below) has occurred and is continuing, in freely tradeable common shares of the Company (“Common Shares”) issued at a price equal to the volume weighted average trading price (“VWAP”) of the Common Shares on the TSX for the 20 trading days ending on the fifth day prior to the Maturity Date or the date on which such Interest payment is due (as applicable).

Ranking:	The Debentures will be secured and will be subordinated to the Company’s present secured indebtedness with Fortress Credit Co LLC (“Fortress”) and any other future secured indebtedness of a similar nature, but shall rank ahead of all other present and future secured and subordinated indebtedness and all future unsecured indebtedness of the Company. The Debentures will be subject to a subordination agreement with Fortress, and any senior lender that replaces Fortress, in a form similar to the agreement which exists between Fortress and the Company’s existing subordinate debtholders. The Debentures will rank equally with one another.

Conversion to Equity:	Each Debenture will be convertible into Common Shares, at the option of the holder of a Debenture (the “Debentureholder”), at any time prior to the earlier of the close of business on the business day immediately preceding: (i) the Maturity Date; or (ii) if such Debenture has been called for prepayment or early conversion or is subject to repurchase pursuant to a Change of Control (as defined below), the date specified for prepayment, early conversion or repurchase, as applicable, of the Debentures, at a price per Common Share equal to $5.00 (subject to adjustment in accordance with the Indenture) (the “Conversion Price”), subject to a minimum conversion amount of $5,000.

Early Conversion:	The Company will be entitled, prior to the Maturity Date and at any time that the 20-day VWAP of the Common Shares on the TSX exceeds 115% of the Conversion Price, subject to applicable regulatory approval and provided that no Event of Default has occurred and is continuing, on not more than 60 days’ but not less than 30 days’ written notice to Debentureholders, to convert Debentures in whole or in part, including any accrued but unpaid Interest, into Common Shares at the Conversion Price; provided however, if the conversion is to occur within 12 months from the date of Closing, then the Conversion Price will be reduced to $4.25 per Common Share (subject to adjustment in accordance with the Indenture) and Debentureholders whose Debentures are being so converted will be entitled to receive the Interest that would have accrued during the 12-month period from the date of Closing in accordance with the terms of the Debenture. If a Debentureholder elects to convert its Debentures prior to the early conversion, then the Company’s conversion notice will be deemed to be void, but without prejudice to the Company’s right to deliver a further notice of intention to convert any or all of such Debentureholder’s Debentures remaining outstanding.

Prepayment	The Company may, at its option, subject to applicable regulatory approval and provided that no Event of Default has occurred and is continuing, any time after 12 months from the date of Closing and at any time prior to the Maturity Date, with not less than 30 days’ written notice to Debentureholders, prepay Debentures in whole or in part, plus accrued Interest, in cash, provided however, if the prepayment is to occur (i) within 24 months of the date of Closing, then Debentureholders whose Debentures are being so prepaid will be entitled to receive (1) an additional payment in the amount of 5% of the prepayment amount and (2) the Interest that would have accrued from the date of prepayment, to, but excluding, the day that is 24 months from the date of Closing, or (ii) after 24 months of the date of Closing but prior to the Maturity Date, then Debentureholders whose Debentures are being so prepaid will be entitled to receive the Interest that would have accrued from the date of prepayment to, but excluding, the Maturity Date.

Change of Control:	Not less than 30 days prior to the consummation of: (a) any amalgamation, plan of arrangement, take-over bid, share-for-share exchange, merger, corporate reorganization, or other transaction pursuant to which voting securities of the Company are issued or the issued and outstanding voting securities of the Company are exchanged for or converted into another class of security or securities or the securities of another corporation or entity and pursuant to which the shareholders of the Company immediately prior to such transaction hold fewer than fifty percent (50%) of the issued and outstanding voting securities of the Company or the successor corporation or other entity, as the case may be, immediately following such transaction; or (b) any conveyance, transfer, sale, lease or other disposition of all or substantially all of the Company’s and the Company’s subsidiaries’ assets and properties, taken as a whole (any of the events in (a) or (b) being a “Change of Control”), the Company shall notify the Debentureholders of the Change of Control, and the Debentureholders shall, in their sole discretion, have the right to require the Company to, either: (i) purchase the Debentures at 101% of the principal amount thereof plus unpaid interest to the Maturity Date; or (ii) convert the Debentures at the Conversion Price, provided that if the Change of Control occurs within 12 months from the date of Closing, then the Conversion Price will be reduced to $4.25 per Common Share (subject to adjustment in accordance with the Indenture).

Events of Default and Covenants:	The Indenture will include customary events of default (“Events of Default”), with corresponding customary remedies, and standard negative and affirmative covenants for this type of financing that will apply prior to all outstanding amounts under the Debentures being repaid in full or converted and subject to grace periods and baskets to be agreed.

Eligibility:	The Debentures issued will be eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Commission:	6%.

Lead Agent:	Mackie Research Capital Corporation (“MRCC”) will be lead Agent and sole bookrunner.

Closing Date	On or about May 25, 2017, or such other date as is reasonable and agreed upon between the Agent and the Company (the “Closing”).